3/11/03

03014565

S. MMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED
FEB 2 8 2003
WASH. D.C. PROCESSING SECTION

SEC FILE NO.
8- 48280

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

FIC Investment Services, Inc.

Official Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

River Plaza 2 East, 405 North Wabash Ave.
(No. and Street)

Chicago	Illinois	60611
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jennifer Steans	(312) 494-4513
	(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael J. Liccar & Co. CPA's
(Name – if individual, last, first, middle name)

53 West Jackson Blvd., Suite 1250	Chicago	Illinois	60604
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 8 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* Claims for extensions from the requirements that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)

SEC 1410 (2-89)

OATH OR AFFIRMATION

I, Jennifer Steans, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting scheduled pertaining to the firm of

FIC Investment Services, Inc., as of

December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

Subscribed and sworn to before me
14th Day of February 2003
Chicago, County of Cook, State of Illinois
Tomi L. Samuels
Notary Public

Notary Public

OFFICIAL SEAL
TOMI L SAMUELS
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES: 12/03/04

This report contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition. (Cash Flows)
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

FIC Investment Services, Inc.
(an Illinois Corporation)

Financial Statements and
Independent Auditors' Report
Pursuant to SEC Rule 17a-5

December 31, 2002

FIC Investment Services, Inc.
(an Illinois Corporation)

Financial Statements and Supporting
Schedules Pursuant to Rule 17a-5
of the Securities and Exchange Commission

as of December 31, 2002

Contents

MICHAEL J. LICCAR & CO.
Certified Public Accountants

MEMBER
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
ILLINOIS CPA SOCIETY

INDEPENDENT AUDITORS' REPORT

To the Sole Stockholder
FIC Investment Services, Inc.

We have examined the statement of financial condition of FIC Investment Services, Inc. (an Illinois Corporation) as of December 31, 2002, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FIC Investment Services, Inc. as of December 31, 2002, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained on pages 8 through 9, inclusive, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements as a whole.

Chicago, Illinois
February 14, 2003

Certified Public Accountants

53 West Jackson Boulevard · Suite 1250 · Chicago, Illinois 60604
(312) 922 · 6600 (800) 922 · 6604 Fax (312) 922 · 0315

FIC INVESTMENT SERVICES, INC.
(an Illinois Corporation)

Statement of Financial Condition
December 31, 2002

Assets

Cash in bank	$	18,149
Total assets	$	18,149

Liabilities and Stockholder's Equity

Liabilities

Accounts payable	$	2,300
Total liabilities	$	2,300

Stockholder's Equity

Common stock, no par value, (1,000,000 shares authorized, 15,000 shares issued and outstanding), at stated value	$	15,000
Retained earnings		849
Total stockholder's equity	$	15,849
Total liabilities and stockholder's equity	$	18,149

The accompanying notes are an integral part of these financial statements.

FIC INVESTMENT SERVICES, INC.
(an Illinois Corporation)

Statement of Operations
For the Year Ended December 31, 2002

Revenue		
Investment advisory fees - related party	$	129,400
Placement fees		26,900
Interest		226
Total revenue	$	156,526
Expenses		
Management service fees - related party	$	145,150
Professional fees		10,373
Registration, dues and fees		2,238
Other operating expenses		742
Total expenses	$	158,503
Net (loss)	$	(1,977)

The accompanying notes are an integral part of these financial statements.

FIC INVESTMENT SERVICES, INC.
(an Illinois Corporation)

Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2002

	Common Stock	Retained Earnings	Total
Balance at January 1, 2002	$ 15,000	$ 2,826	$ 17,826
Net (loss) for year		(1,977)	(1,977)
Balance at December 31, 2002	$ 15,000	$ 849	$ 15,849

The accompanying notes are an integral part of these financial statements.

FIC INVESTMENT SERVICES, INC.
(an Illinois Corporation)

Statement of Cash Flows
For the Year Ended December 31, 2002

Cash Flows From Operating Activities:		
Net (loss)		$ (1,977)
Adjustments to reconcile net income to net cash provided by operating activities:		
Net change in:		
Private placement fees receivable	$ 12,500	
Accounts payable	(10,950)	
Total		1,550
Net cash flow applied to operations and net decrease in cash		$ (427)
Cash Balance at December 31, 2001		18,576
Cash Balance at December 31, 2002		$ 18,149

The accompanying notes are an integral part of these financial statements.

FIC INVESTMENT SERVICES, INC.
(an Illinois Corporation)
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2002

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies which have been followed in preparing the accompanying financial statements is set forth below.

Nature of Business
FIC Investment Services, Inc. (the "Company") is an Illinois corporation formed on February 28, 1995 for the purpose of conducting business as a broker/dealer in securities. The Company is registered with the Securities Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD").

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. The requirements of Paragraph (k)(2)(i) provides that the Company carry no customer accounts, promptly transmit all customer funds, deliver all securities received in conjunction with its activities as a broker/dealer and does not hold funds nor securities for nor owe funds or securities to customers.

The Company earns fees for marketing limited partnership interests and memberships in limited liability companies, on a private placement basis, to accredited or sophisticated investors. Moreover, the Company earns investment advisory fees for providing services to a private foundation which is affiliated with Company's sole stockholder.

Revenue Recognition
Under the terms of its investment management agreement, investment advisory fees from the related party noted above are based upon an annual rate of 1% of the foundation's average daily net assets. Placement fees are recognized at the time the placement is completed.

Management Service Fees
Management service fees are paid to Financial Investments Corporation, an entity which affiliated with the sole stockholder of the Company, under an informal agreement. The agreement provides that approximately 90% of the Company's net income be paid to Financial Investments Corporation for management services. However, the agreement provides that no payment will be required if it would result in the Company becoming unable to maintain its minimum net capital requirements (Note 3). Moreover, the Company is not charged for use of office space, equipment or administrative services, among other things, as such items are provided to it by Financial Investments Corporation.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

The Company has elected to be treated as an "S Corporation" for federal tax purposes under the Internal Revenue Code, as amended and reports on a cash basis. Consequently, for federal and state income tax purposes, the Company's income is directly taxable to the stockholder. However, the Company is subject to the Illinois Personal Property Replacement Tax of 1.5% of net income, as defined. Differences between income recognized for income tax purposes and for financial reporting purposes are due to differences in recognition of income and expenses between the cash and accrual methods of accounting. The effects of such differences as they relate to taxes are recognized as deferred expenses.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities (and disclosures of contingent assets and liabilities) at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - RELATED PARTY TRANSACTIONS

The Company earned investment advisory fees of $129,400 during the year from the private foundation which is affiliated with the family of the sole stockholder of the Company.

The Company incurred management service fee expenses to Financial Investments Corporation of $145,150 during the year. Moreover, Financial Investments Corporation bears substantially all of the operating costs of the Company.

NOTE 3 - NET CAPITAL REQUIREMENTS

As a registered broker-dealer and member of the National Association of Securities Dealers, Inc., the Company is subject to the Uniform Net Capital Rule which requires net capital, as defined, to be at a minimum the greater of $5,000 or one-eight of aggregate indebtedness, as defined. At December 31, 2002 the Company had net capital requirements and net capital of $5,000 and $15,849 respectively. The net capital requirements may effectively restrict the payment of cash dividends, payments of unsecured loans to related parties and the withdrawal of equity capital.

Supplementary Schedules

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
FIC INVESTMENT SERVICES, INC. **as of December 31, 2002**

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition				$	15,849	3480
2.	Deduct ownership equity not allowed for Net Capital						3490
3.	Total ownership equity qualified for Net Capital					15,849	3500
4.	Add:						
	A. Liabilities subordinated to the claims of general creditors allowable in computation of net capital						3520
	B. Other (deduction) or allowable credits (List)						3525
5.	Total capital and allowable subordinated liabilities				$	15,849	3530
6.	Deductions and/or charges:						
	A. Total nonallowable assets from Statement of Financial Condition	$		3540			
	B. Secured demand note deficiency			3590			
	C. Commodity futures contracts and spot commodities-propriety capital charges			3600			
	D. Other deductions and/or charges			3610		0	3620
7.	Other additions and/or allowable credits (List)						3630
8.	Net capital before haircuts on securities positions				$	15,849	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f):						
	A. Contractual securities commitments	$		3660			
	B. Subordinated securities borrowings			3670			
	C. Trading and investment securities:						
	1. Exempted securities			3735			
	2. Debt securities			3733			
	3. Options			3730			
	4. Other securities - Money Market Mutual Fund			3734			
	D. Undue Concentration			3650			
	E. Other (list)			3736		0	3740
10.	Net Capital				$	15,849	3750

Note: There are no material differences between the amounts presented in the computation of net capital set forth above and the amount as reported in the Company's unaudited FOCUS Part IIa report as of December 31, 2002.

See Independent Auditors' Report.

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
FIC INVESTMENT SERVICES, INC. as of December 31, 2002

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	$	153	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	5,000	3758
13.	Net capital requirement (greater of line 11 or 12)	$	5,000	3760
14.	Excess net capital (line 10 less 13)	$	10,849	3770
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	$	15,619	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition				$	2,300	3790
17.	Add:						
	A. Drafts for immediate credit	$		3800			
	B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810			
	C. Other unrecorded amounts (List)	$		3820	$	0	3830
19.	Total aggregate indebtedness				$	2,300	3840
20.	Percentage of aggregate indebtedness to net capital (line 19÷by line 10)				%	14.51%	3850
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)				%	0.00%	3860

The Company does not carry customer accounts as defined by Rule 15c3-3 of the Securities Exchange Act of 1934. Therefore, the company is exempt from the provisions of that Rule.

See Independent Auditors' Report.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Shareholder's of
FIC Investment Services, Inc.

We have examined the financial statements of FIC Investment Services, Inc. (the "Corporation"), for the year ended December 31, 2002, and issued our report thereon dated February 14, 2003. As part of our examination, we made a study and evaluation of the Corporation's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by rule 17a-5(g) (1) of the Securities and Exchange Commission (the "Commission"), we have made a study of the practices and procedures followed by the Corporation including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) (1), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provision of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3, because the Company does not currently carry securities accounts for customers or perform custodial functions related to customer securities.

The management of the Corporation is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with

MICHAEL J. LICCAR & CO.
Certified Public Accountants

MEMBER
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
ILLINOIS CPA SOCIETY

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Sole Stockholder
FIC Investment Services, Inc.

We have examined the financial statements of FIC Investment Services, Inc. (the "Corporation"), for the year ended December 31, 2002, and issued our report thereon dated February 14, 2003. As part of our examination, we made a study and evaluation of the Corporation's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by rule 17a-5(g) (1) of the Securities and Exchange Commission (the "Commission"), we have made a study of the practices and procedures followed by the Corporation including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) (1), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provision of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3, because the Company does not currently carry securities accounts for customers or perform custodial functions related to customer securities.

The management of the Corporation is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with

53 West Jackson Boulevard · Suite 1250 · Chicago, Illinois 60604
(312) 922 · 6600 (800) 922 · 6604 Fax (312) 922 · 0315

reasonable, but not absolute, assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Corporation's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for information and use of management, the Securities and Exchange Commission and the National Association of Securities Dealers and should not be used for any other purpose.

Certified Public Accountants

Chicago, Illinois
February 14, 2003